HIVE Digital Technologies Reaches 2% of Global Bitcoin Network, Mining 9 BTC Daily and Surpassing 20 EH/s

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - September 24, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, today announced it has exceeded 20 Exahash per second ("EH/s") of global Bitcoin mining capacity following the continued successful deployment of ASICs at its Phase 3 Valenzuela facility in Paraguay.

Phase 3 represents HIVE's third 100 megawatt ("MW") development of green energy infrastructure in Paraguay, powered by hydroelectric energy from the Itaipu Dam, reinforcing the Company's commitment to sustainable Bitcoin mining. With a year-to-date hashrate increase of approximately 233%, HIVE is now mining 9 Bitcoin per day at a global fleet efficiency of 18 Joules per Terahash ("J/TH"), achieving a mining margin* of 55% after electricity costs. This represents approximately 2% of the Bitcoin network, based on the current difficulty of 142 trillion, with all figures publicly verifiable through Bitcoin block explorers.

With Phase 3 construction now substantially complete, and installations progressing ahead of schedule, HIVE achieved the 19 EH/s target, with the latest additions bringing HIVE's global fleet to 20 EH/s, marking a key milestone in the Company's roadmap toward its target of 25 EH/s by U.S. Thanksgiving.

Upon completion of Phase 3, HIVE anticipates reaching daily Bitcoin production of approximately 12 BTC, based on current network difficulty. At that scale, HIVE expects to be operating at an efficiency of approximately 17.5 J/TH.

Figure 1: Interior of a newly energized Bitmain S21+ Hydro container, adding high-efficiency hashrate to HIVE's Phase 3 expansion.

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Management Commentary

Frank Holmes, Co-Founder and Executive Chairman, commented: "I am deeply proud of the drive and resilience our team has shown as we scale HIVE's global green energy operations ahead of schedule. We are gaining strong momentum across our dual engines of Bitcoin mining and AI cloud computing, two transformative forces that complement and strengthen each other. With a Navy SEAL mindset, our teams are moving forward with focus and determination across nine time zones and three continents. Also, we have hired 40 young engineers to help manage our facilities."

Commitment to Impact Investing in Community Education

HIVE is dedicated to making a positive impact in the communities where it operates, with a particular focus on supporting educational initiatives. As part of its mission to combine technological innovation with social responsibility, HIVE has prioritized impact investing in children's education, in Paraguay, where its Phase 3 Valenzuela facility is located.

Frank Holmes continued: "Earlier this month, we were honored to celebrate the ribbon cutting of our completed Yguazú facility, the culmination of a year of vision, strategy, and relentless execution. Just as meaningful, members of our team visited a grade school in the city of Valenzuela where we were honored by seeing the joy on students who are now learning in classrooms with air conditioning, and improvements like new chalkboards made possible through our local goal to upgrade grade school facilities and provide another level of faith and hope in young minds who are the future of Paraguay. These moments remind us that our mission goes beyond technology: it's also about creating a positive impact in the communities where we work. We are dedicated to making a difference by investing in kids' education as a key part of HIVE's mission, ensuring that our growth benefits future generations in a lasting way."

Figure 2: Grade school students in Paraguay learning in greater comfort with newair conditioning made possible through HIVE's support.

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Aydin Kilic, President and CEO, stated: "We are currently 2% of the global Bitcoin mining infrastructure, which is a significant milestone considering Bitcoin's market exceeds $2 trillion capitalization. With ongoing policy discussions around digital asset adoption in the United States, HIVE is positioned as a globally distributed data center company with a focus on green energy. Reaching 20 EH/s is a major validation of our disciplined growth strategy and the hard work of our global team. We are delivering on our commitments: funding is secured, infrastructure is online, and every additional exahash is compounding value for our shareholders. We strive to lead the industry in Return on Invested Capital, thereby maximizing value for our shareholders. Additionally, we believe it is essential to maintain low-cost operations at the corporate level, as reflected in the % of general and administrative costs relative to revenue."

Kilic added: "During my recent visit to Paraguay, I was deeply impressed by the incredible execution of our teams on the ground. Their technical skill and organization have delivered 99% uptime and strong performance. This milestone solidifies our position in the Bitcoin network and reinforces our commitment to geographic diversification, operational excellence, and long-term shareholder value. As we push toward 25 EH/s by U.S. Thanksgiving, our momentum has never been stronger."

Figure 3: Paraguay Country President Gabriel Lamas, President & CEO Aydin Kilic, Operations Manager Carlos Torres, and Executive Chairman Frank Holmes in Valenzuela, Paraguay, home to the Company's Phase 3 expansion powered by 100 MW of green energy infrastructure.

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Operational Outlook

All ASIC purchases for Phase 3 are funded, and all ASICs have been shipped. Over 40% of the Phase 3 ASICs are on-site and being installed, with the rest scheduled for delivery this month. HIVE expects growth to remain aligned with the economics of its Paraguay operations. Each additional exahash contributes directly to daily Bitcoin production and revenue potential, while operating costs remain stable under fixed-rate hydroelectric power and minimal incremental labor. Power expenses scale proportionally with machine usage and remain consistent with current cost structures. Actual results may vary depending on network difficulty and prevailing Bitcoin prices.

*As used herein, "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power cost; in this estimate we are assuming an average of USD 5 cents per kilowatt hour for indicative purposes. "ARR", as a metric, represents revenue only, and does not represent profitability. ARR is presented here as a measure of growth. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements. All financial projections reflect current market sentiment and public disclosures as of September 2025; actual outcomes may vary. Investors should conduct their own due diligence.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.,

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the performance of the Company's existing operations, the construction of the Company's Phase 3 facility in Valenzuela, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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